Peak Provides Update on 2017 Secured Debentures and Exercise of Warrants

Montreal, Quebec--(Newsfile Corp. - December 24, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that secured debentures issued back in December 2017, originally totalling $12M and of which a balance of $3.27M was still outstanding as out October 1st, 2020 (the "Debentures"), has now totally been paid back by the Company or converted into common shares of the Company.

The Debentures were issued in the course of a private placement financing where the Company sold a total of 1,200 units for gross proceeds of $12M. Each unit sold (a "Unit") was comprised of a $10,000 face value, 2-year maturity, 8% annual interest secured debenture plus 20,000 common share purchase warrants. The maturity was extended by another year in 2019 and the Debentures were set to mature on December 16, 2020. Investors who purchased the Units could, at any time prior to the maturity date of the Debentures, surrender part or all of the amount invested in the Debentures to exercise their warrants and purchase common shares of the Company at a price of $0.50 per share. In summary, $11,940,000 of the Debentures was surrendered to exercise warrants and the Company paid back $60,000 in cash to Investors.

In addition to the warrants exercised as a result of the surrender of the Debentures, the Company received over $2.5M in cash from the exercise of warrants unrelated to the Debentures between October 1st, 2020 and December 23, 2020.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakfintechgroup.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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